UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Cenveo, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
15670S105
(CUSIP Number)
May 12, 2017
(Date of Event Which Requires Filing of this Statement)
Burton Capital Management, LLC
c/o Cenveo, Inc.
200 First Stamford Place
Stamford, CT  06902
Telephone: (203) 595-3000
Attn: Robert G. Burton, Jr.

with a copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY  10004
Telephone:  (212) 837-6000
Attn:  Gary J. Simon

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D

CUSIP No. 15670S105	Page 2 of 6

1	NAME OF REPORTING PERSONS Burton Capital Management, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 152,066
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,066
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* IV

SCHEDULE 13D

CUSIP No. 15670S105	Page 3 of 6

1	NAME OF REPORTING PERSONS Robert G. Burton, Sr. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 973,840
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 973,840
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 15670S105	Page 4 of 6

This Amendment being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Burton Capital Management, LLC, a Delaware limited liability company (“BCM”) and Robert G. Burton, Sr. (“Mr. Burton”). BCM and Mr. Burton are collectively referred to as the “Reporting Persons.”

This Amendment amends the Schedule 13D originally filed with the Commission on April 7, 2005 (the “Original Schedule 13D”), and amended by Amendment No. 1 thereto, which was filed with the Commission on April 11, Amendment No. 2 thereto, which was filed with the Commission on May 26, 2005, Amendment No. 3 thereto, which was filed with the Commission on June 10, 2005, Amendment No. 4 thereto, which was filed with the Commission on August 25, 2005, Amendment No. 5 thereto, which was filed with the Commission on September 13, 2005, Amendment No. 6 thereto, which was filed with the Commission on September 27, 2007, Amendment No. 7 thereto, which was filed with the Commission on May 15, 2009, Amendment No. 8 thereto, which was filed with the Commission on May 31, 2011, and Amendment No. 9 thereto, which was filed with the Commission on September 21, 2012.  The Original Schedule 13D, as amended by the foregoing amendments, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment are as defined in the Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to acquire the Common Stock reported as purchased by them in Item 5(c) was as follows:

Reporting Person	Shares Reported in Item 5(c)	Amount of Funds	Source of Funds
Mr. Burton.	3,500	$17,409	Personal funds
Mr. Burton.	84,318	$422,256	Personal funds
Mr. Burton.	112,182	$566,138	Personal funds

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer

 (a) and (b)

Pursuant to Rule 13d-3 of the Exchange Act (“Rule 13d-3”), BCM beneficially owned 152,066 shares of Common Stock on May 25, 2017 (the “Reporting Date”), which was approximately 1.8% of the outstanding Common Stock (assuming that 8,553,167 shares are outstanding, as set forth as of May 3, 2017 in the Issuer’s quarterly report on Form 10-Q for the quarter ended April 1, 2017, which was filed with the Commission on May 4, 2017 (the “Most Recent Form 10-Q”).  All of such shares were owned of record by BCM.

SCHEDULE 13D

CUSIP No. 15670S105	Page 5 of 6

Pursuant to Rule 13d-3, Mr. Burton beneficially owned 973,840 shares of Common Stock on the Reporting Date, which was approximately 11.0% of the outstanding Common Stock on such date (based on the Most Recent Form 10-Q). The foregoing 973,840 shares consist of (i) 784,283 shares owned by Mr. Burton, which include (A) 580,708 shares jointly owned with right of survivorship with Mr. Burton’s wife and (B) 2,393 shares received upon the vesting on May 20, 2017 of restricted stock units (net of 2,295 such vested shares withheld for tax purposes); (ii) 152,066 shares owned by BCM as referenced above, which is net of 221,309 shares gifted on March 29, 2016 by BCM to the Robert G. Burton, Sr. Family Trust, all of whose beneficiaries are Burton family members; and (iii) currently-exercisable warrants to purchase 37,491 shares of common stock exercisable at $12.00 per share. All of the foregoing shares, except those owned by BCM as above, were owned of record by Mr. Burton. Mr. Burton is the Chairman, CEO and Managing Member of BCM, which was formed to invest in middle market manufacturing companies that provide an opportunity for increased shareholder value through intense management and operational changes and organic and acquisitive growth.

 (c)         The following transactions were effected in the open market by the identified parties during the 60 days prior to the Reporting Date:

Reporting Person	Date	Transaction	Number of Shares	Price Per Share
Mr. Burton	May 10, 2017	Buy	3,500	$4.97401
Mr. Burton	May 11, 2017	Buy	84,318	$5.00792
Mr. Burton.	May 12, 2017	Buy	112,182	$5.04663

Item 7 is amended and supplemented as follows:

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of June 2, 2017, between the Reporting Persons.

1 These shares were purchased in multiple transaction prices ranging from $4.95 to $5.00, inclusive. Mr. Burton agrees to provide Cenveo, Inc., any security holder of Cenveo, Inc., or the staff of the Securities and Exchange Commission, upon request, information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.
2 These shares were purchased in multiple transaction prices ranging from $4.95 to $5.05, inclusive. Mr. Burton agrees to provide Cenveo, Inc., any security holder of Cenveo, Inc., or the staff of the Securities and Exchange Commission, upon request, information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.
3 These shares were purchased in multiple transaction prices ranging from $5.01 to $5.05, inclusive. Mr. Burton agrees to provide Cenveo, Inc., any security holder of Cenveo, Inc., or the staff of the Securities and Exchange Commission, upon request, information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

SCHEDULE 13D

CUSIP No. 15670S105	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  June 2, 2017

BURTON CAPITAL MANAGEMENT, LLC

By:	/s/ Robert G. Burton, Jr.
Name:	ROBERT G. BURTON, JR.
Its:	President

/s/ Robert G. Burton, Sr.
ROBERT G. BURTON, SR.